EXHIBIT 99.1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2013

TOKYO, Feb. 8, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the nine months of the fiscal year ending March 31, 2013 (from April 1 to December 31, 2012, "3Q12").1

Highlights of 3Q12 Financial Results

Revenues	JPY76,690 million ($890 million, up 8.4% YoY)
Operating Income	JPY5,043 million ($59 million, up 26.1% YoY)
Net Income attributable to IIJ	JPY3,112 million ($36 million, up 30.2% YoY)

-- 3Q12 revenues increased by 8.4%. Revenues for network services, systems integration, and ATM operation business each grew YoY.
-- 3Q12 operating income increased by 26.1% because gross margin of network services, systems integration, and ATM operation business each increased while SG&A only slightly increased.
-- Revised the year-end dividend plan from the previous JPY8.75 to JPY10.00 per share of common stock along with the increase in income.

Overview of 3rd Quarter FY2012 Financial Results and Business Outlook

"From the start, IIJ had envisioned that Internet would become the fundamental infrastructure for society, and with that clear vision, we have cultivated and led the Japanese IT market for the past 20 years," said Koichi Suzuki, founder and CEO of IIJ. "As a pioneer in introducing a variety of internet-related services, we have established a very unique market position in Japan by engaging in both network services and systems integration. With the explosion of data traffic caused by the pervasive use of smart phones and the growing trend of cloud computing, we are seeing our corporate clients' network and outsourcing demands getting stronger. We recognize it as an enormous business opportunity for our further growth with our rich blue-chip client base, large-scale network, exceptional network engineering skills, and reputation to take initiatives. We will continue to strategically invest on our network resources and business development to seize the growing demands and to foresee tremendous business scale up in the middle term."

"We executed our business strategy as planned this quarter," continued Suzuki. "The revenue and profit growth were driven primarily by the continuous demand for broader network bandwidth and the accumulation of systems integration orders. Cloud and overseas business, two of our future growth drivers, are still small portion of the total revenue, yet they are surely starting to contribute to the overall revenue growth. We are going to construct a second container type datacenter to meet the growing demand on cloud. We have enhanced the overseas cloud line-ups with the release of the cloud service for China in January, following the U.S. cloud service."

"Lastly, we decided to increase the year-end dividend along with our profit growth," concluded Suzuki.

3rd Quarter FY2012 Financial Results Summary

Operating Results Summary
	3Q11	3Q12	YoY % Change
	JPY millions	JPY millions
Total Revenues	70,752	76,690	8.4
Network Services	47,242	48,515	2.7
Systems Integration (SI)	21,709	25,601	17.9
Equipment Sales	879	867	(1.3)
ATM Operation Business	922	1,707	85.0
Total Costs	56,654	61,165	8.0
Network Services	37,587	37,972	1.0
Systems Integration (SI)	17,267	20,994	21.6
Equipment Sales	787	749	(4.7)
ATM Operation Business	1,013	1,450	43.2
SG&A Expenses and R&D	10,100	10,482	3.8
Operating Income	3,998	5,043	26.1
Income before Income Tax Expense	3,780	4,946	30.8
Net income attributable to IIJ	2,390	3,112	30.2

Segment Summary
	3Q11	3Q12
	JPY millions	JPY millions
Net Revenues	70,752	76,690
Network services and SI business	70,204	75,399
ATM operation business	922	1,707
Elimination	374	416
Operating Income (Loss)	3,998	5,043
Network service and SI business	4,250	4,965
ATM operation business	(194)	164
Elimination	58	86

We have omitted segment analysis because most of our revenues are dominated by Network services and Systems Integration (SI) business.

3rd Quarter FY2012 Results of Operation

Revenues

Total revenues of 3Q12 were JPY76,690 million, up 8.4% YoY.

Network Services revenue was JPY48,515 million, up 2.7% YoY.

Revenues for Internet connectivity services for corporate use were JPY11,783 million, up 7.9% YoY, mainly due to the continuous demands for broader bandwidth by network operators.

Revenues for Internet connectivity services for home use were JPY4,111 million, down 5.0% YoY. While our LTE mobile data communication service, which was introduced in February 2012, has been accumulating orders continuously, the cancellations of old type connectivity services still continued.

WAN services revenues were JPY18,880 million, down 1.6% YoY.

Outsourcing services revenues were JPY13,741 million, up 7.2% YoY. The revenue growth was mainly led by the continuous demands on "IIJ GIO Hosting Package Services," datacenter-related services and security-related services.

Network Services Revenues Breakdown
	3Q11	3Q12	YoY % change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	10,920	11,783	7.9
IP Service[2]	6,911	7,435	7.6
IIJ FiberAccess/F and IIJ DSL/F	2,352	2,397	1.9
IIJ Mobile Service[3]	1,473	1,772	20.3
Others	184	179	(2.6)
Internet Connectivity Service (Home Use)	4,328	4,111	(5.0)
Under IIJ Brand	671	969	44.4
hi-ho	3,222	2,678	(16.9)
OEM	435	464	6.7
WAN Services	19,177	18,880	(1.6)
Outsourcing Services	12,817	13,741	7.2
Total Network Services	47,242	48,515	2.7

Number of Contracts for Connectivity Services
	3Q11	3Q12	YoY Change
Internet Connectivity Services (Corporate Use)	93,345	105,672	12,327
IP Service (-99Mbps)	938	908	(30)
IP Service (100Mbps-999Mbps)	342	370	28
IP Service (1Gbps--)	132	186	54
IIJ Data Center Connectivity Service	303	309	6
IIJ FiberAccess/F and IIJ DSL/F	43,425	46,670	3,245
IIJ Mobile Service[4]	46,964	55,883	8,919
Others	1,241	1,346	105
Internet Connectivity Services (Home Use)	383,745	465,624	81,879
Under IIJ Brand	37,322	89,885	52,563
hi-ho	148,856	150,238	1,382
OEM	197,567	225,501	27,934
Total Contracted Bandwidth	853.0Gbps	1,107.5Gbps	254.5Gbps

SI revenues were JPY25,601 million, up 17.9% YoY.

Systems construction revenue, a one-time revenue, was JPY9,824 million, up 33.7% YoY, mainly due to the increase in both number and volume of systems construction projects. Large overseas construction projects have been added. Systems operation and maintenance revenue, a recurring revenue, was JPY15,777 million, up 9.9% YoY. The increase was mainly due to the continuous accumulation of revenue from "IIJ GIO Component Services."

The order backlog for systems construction and equipment sales was JPY5,333 million, down 7.1% YoY. The order backlog for systems operation and maintenance was JPY14,917 million, up 14.4% YoY.

Equipment sales revenues were JPY867 million, down 1.3% YoY.

ATM Operation Business revenues were JPY1,707 million, up 85.0% YoY, along with the increase in the numbers of ATMs newly placed. As of February 8, 2013, 593 ATMs are placed.

Cost and expense

Cost of revenues was JPY61,165 million, up 8.0% YoY.

Cost of Network Services revenue was JPY37,972 million, up 1.0% YoY mainly due to the increase in outsourcing-related costs, personnel-related costs and network operation-related costs. Gross margin for network services was JPY10,543 million, up 9.2% YoY and gross margin ratio was 21.7%, up 1.3  points YoY.

Cost of SI revenues was JPY20,994 million, up 21.6% YoY. The increases of purchasing costs, some portion of outsourcing-related costs and personnel-related costs are in the relation to the increase in systems construction revenues. Gross margin for SI was JPY4,608 million, up 3.7% YoY and gross margin ratio was 18.0%, down 2.5 points YoY.

Cost of Equipment Sales revenues was JPY749 million, down 4.7% YoY. Gross margin was JPY118 million and gross margin ratio was 13.6%, up 3.1 points YoY.

Cost of ATM Operation Business revenues was JPY1,450 million, up 43.2% YoY mainly due to the increase in the number of newly placed ATMs. Gross margin was JPY256 million compared to gross loss of JPY91 million for 3Q11, and gross margin ratio was 15.0%.

SG&A and R&D Expenses

SG&A and R&D expenses in total were JPY10,482million, up 3.8% YoY.

Sales and marketing expenses were JPY6,031 million, up 1.5% YoY, mainly due to the increase in advertizing expenses. Amortization expenses of customer relationship related to IIJ Global Solutions Inc. was JPY275 million, slightly decreased from JPY319 million in 3Q11.

General and administrative expenses were JPY4,147 million, up 5.8% YoY. The increase was mainly due to the increase in personnel-related expenses.

Research and development expenses were JPY304 million, up 27.0% YoY.

Operating income

Operating income was JPY5,043 million, up 26.1% YoY mainly because gross margin of each revenue line increased.

Other income (expenses)

Other income (expenses) was an expense of JPY97 million (an expense of JPY218 million for 3Q11).

Income before income tax expenses

Income before income tax expenses was JPY4,946 million, up 30.8% YoY.

Net Income

Income tax expense was JPY1,954 million (JPY1,603 million for 3Q11).

Equity in net income of equity method investees was JPY131 million (JPY153 million for 3Q11) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY3,123 million, up 34.1% YoY (JPY2,330 million for 3Q11).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY11 million (net loss of JPY60 million for 3Q11) mainly related to net income of Trust Networks Inc.

Net income attributable to IIJ was JPY3,112 million, up 30.2% YoY.

3Q FY2012 Financial Condition

Balance Sheets

As of December 31, 2012, the balance of total assets was JPY75,892 million, increased by JPY2,399 million from the balance as of March 31, 2012.

As for current assets as of December 31, 2012, as compared to the respective balances as of March 31, 2012, cash and cash equivalents decreased by JPY2,889 million mainly due to the payment of income tax and the repayment of bank borrowings, prepaid expenses increased by JPY1,394 million and inventories increased by JPY1,038 million, respectively. As for noncurrent assets, as compared to the respective balance as of March 31, 2012, property and equipment increased by JPY2,432 million, resulting from the investment in servers and network equipments for cloud computing service and others. As for current liabilities, as compared to the respective balance as of March 31, 2012, income tax payable decreased by JPY1,814 million.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2012, capital lease obligations-current portion increased by JPY460 million to JPY3,457 million and capital lease obligations-noncurrent increased by JPY841 million to JPY5,582 million, respectively. The balance of long-term borrowings including current portion as of December 31, 2012 was decreased to JPY1,990 million resulted from the repayment of JPY1,010 million.

As of December 31, 2012, the balance of other investments was JPY3,466 million. The breakdown of other investments were JPY2,066 million in nonmarketable equity securities, JPY1,051 million in available-for-sale securities and JPY349 million in other.

As of December 31, 2012, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY6,125 million, and the breakdown of non-amortized intangible assets were JPY5,970 million in goodwill and JPY155 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,804 million.

Total IIJ shareholders' equity as of December 31, 2012 was JPY35,196 million, an increase by JPY2,508 million from the balance as of March 31, 2012. IIJ Shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of December 31, 2012 was 46.4%.

Cash Flows

Cash and cash equivalents as of December 31, 2012 were JPY10,648 million compared to JPY10,928 million as of December 31, 2011.

Net cash provided by operating activities for 3Q12 was JPY5,880 million compared to net cash provided by operating activities of JPY6,580 million for 3Q11. While operating income increased compared to 3Q11, there were effects of changes in operating assets and liabilities such as increase in inventories and prepaid expenses and there was also the increase in payments for income taxes.

Net cash used in investing activities for 3Q12 was JPY4,704 million compared to net cash used in investing activities of JPY4,391 million for 3Q11, mainly due to payments for purchase of property and equipments of JPY4,410 million (JPY4,534 million for 3Q11).

Net cash used in financing activities for 3Q12 was JPY4,057 million compared to net cash used in financing activities of JPY4,541 million for 3Q11, due to principal payments under capital leases of JPY2,741 million (JPY2,503 million for 3Q11), JPY709 million in total for FY2011 year-end dividends and FY2012 interim dividends payments (JPY608 million for 3Q11) and repayment for bank borrowings of JPY610 million (net) (repayment of JPY1,430 million (net) for 3Q11).

FY2012 Financial Targets (Announced on May 15, 2012)

Our financial targets for FY2012 are as follows:

				(JPY in millions)
	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
Full FY2012	107,000	7,500	6,900	4,000

Our financial results tend to be weak in the first half and strong in the second half, especially in fourth quarter, of every fiscal year due to seasonal factors. The fourth quarter financial results have the largest contribution to the full year financial results. Our FY2012 full year financial targets announced on May 15, 2012 remain unchanged.

Revision of FY2012 Year-end Dividend Forecast

On February 8, 2012, we revised upward our FY2012 year-end dividend forecast from JPY8.75 to JPY10.00 per common stock. Accordingly, FY2012 full-year dividend forecast will be JPY18.75 per common stock, up JPY2.5 per common stock YoY as shown below:

	Interim	Year-end	Full Year
FY2012 Dividend (Forecast)	JPY8.75 (Paid)	JPY10.00 (Forecast)	JPY18.75 (Forecast)
FY2011	JPY7.50	JPY8.75	JPY16.25

*Dividend figures shown above are retroactively adjusted to reflect a 1:200 stock split conducted on October 1, 2012.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q11	3Q12
	JPY millions	JPY millions
Adjusted EBITDA	9,249	10,586
Depreciation and Amortization [5]	5,251	5,543
Operating Income	3,998	5,043
Other Income (Expense)	(218)	(97)
Income Tax Expense	1,603	1,954
Equity in Net Income of Equity Method Investees	153	131
Net income	2,330	3,123
Net loss (income) attributable to noncontrolling interests	60	(11)
Net Income attributable to IIJ	2,390	3,112

CAPEX
	3Q11	3Q12
	JPY millions	JPY millions
CAPEX, including capital leases	8,652	8,452
Acquisition of Assets by Entering into Capital Leases	4,118	4,042
Purchase of Property and Equipment	4,534	4,410

Others

On October 1, 2012, IIJ conducted a 1:200 stock split on common stock. Accordingly, the followings are calculated as if the stock split was conducted at the beginning of FY2011: basic net income attributable to IIJ per share, diluted net income attributable to IIJ per share, the number of authorized shares, the shares outstanding (shares of common stock), and treasury stock in the consolidated balance sheet. With this stock split, the ADS to common stock ratio has been changed to 2 ADSs per 1 share of common stock from 400 ADSs per 1 share of common stock since October 1, 2012.

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on February 8, 2013.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

For inquiries, contact:

IIJ Investor Relations

Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2012 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY86.12 per US$1.00, which was the noon buying rate on December 28, 2012.

2 IP Service revenues include revenues from the Data Center Connectivity Service.

3 Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).

4 Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

5 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2012 and December 31, 2012)

	As of March 31, 2012	As of December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,536,824	123,645	10,648,296
Accounts receivable, net of allowance for doubtful accounts of JPY 107,919 thousand and JPY 105,571 thousand at March 31, 2012 and December 31, 2012, respectively	15,722,135	178,692	15,388,973
Inventories	752,075	20,786	1,790,064
Prepaid expenses	1,848,344	37,646	3,242,103
Deferred tax assets -Current	939,370	7,826	674,011
Other current assets, net of allowance for doubtful accounts of JPY 10,732 thousand at March 31, 2012 and December 31, 2012, respectively	891,560	13,554	1,167,220
Total current assets	33,690,308	382,149	32,910,667
INVESTMENTS IN EQUITY METHOD INVESTEES	1,406,634	19,105	1,645,346
OTHER INVESTMENTS	2,938,146	40,250	3,466,298
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 25,693,163 thousand and JPY 28,190,585 thousand at March 31, 2012 and December 31, 2012, respectively	19,735,546	257,401	22,167,374
GOODWILL	5,788,333	69,321	5,969,951
OTHER INTANGIBLE ASSETS -Net	5,396,469	57,806	4,978,211
GUARANTEE DEPOSITS	1,899,815	22,940	1,975,580
DEFERRED TAX ASSETS -Noncurrent	24,760	657	56,585
NET INVESTMENT IN SALES-TYPE LEASES —Noncurrent	935,446	8,077	695,579
Prepaid expenses —Noncurrent	1,536,932	22,003	1,894,891
OTHER ASSETS, net of allowance for doubtful accounts of JPY86,388 thousand and JPY 79,338 thousand at March 31, 2012 and December 31, 2012, respectively	140,857	1,528	131,648
TOTAL	73,493,246	881,237	75,892,130

	As of March 31, 2012	As of December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,000,000	109,150	9,400,000
Long-term borrowings —current portion	1,010,000	11,728	1,010,000
Capital lease obligations—current portion	2,997,292	40,146	3,457,410
Accounts payable —trade	9,093,657	106,253	9,150,548
Accounts payable —other	659,266	4,262	367,018
Income taxes payable	2,210,089	4,594	395,625
Accrued expenses	2,277,307	26,070	2,245,125
Deferred income―current	1,495,468	19,827	1,707,505
Other current liabilities	717,342	9,792	843,260
Total current liabilities	29,460,421	331,822	28,576,491
LONG-TERM BORROWINGS	1,990,000	11,379	980,000
CAPITAL LEASE OBLIGATIONS -Noncurrent	4,741,241	64,821	5,582,375
ACCRUED RETIREMENT AND PENSION COSTS -Noncurrent	1,805,683	22,883	1,970,667
DEFERRED TAX LIABILITIRES -Noncurrent	652,280	7,064	608,283
DEFERRED INCOME -Noncurrent	1,547,159	26,840	2,311,430
OTHER NONCURRENT LIABILITIES	600,215	7,486	644,672
Total Liabilities	40,796,999	472,294	40,673,918
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2012 and December 31, 2012	16,833,847	195,470	16,833,847
Additional paid-in capital	27,260,318	316,883	27,289,972
Accumulated deficit	(10,990,348)	(99,715)	(8,587,457)
Accumulated other comprehensive income (loss)	(23,533)	604	51,998
Treasury stock—758,800 shares held by the company at March 31, 2012 and December 31, 2012, respectively	(392,079)	(4,553)	(392,079)
Total Internet Initiative Japan Inc. shareholders' equity	32,688,205	408,689	35,196,281
NONCONTROLLING INTERESTS	8,042	255	21,931
Total equity	32,696,247	408,942	35,218,212
TOTAL	73,493,246	881,237	75,892,130

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY86.12 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 28, 2012.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For The Nine Months Ended December 31, 2011 and December 31, 2012)

Quarterly Consolidated Statements of Income
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	10,919,624	136,821	11,783,029
Internet connectivity services (home use)	4,327,929	47,732	4,110,638
WAN services	19,177,295	219,226	18,879,758
Outsourcing services	12,817,335	159,563	13,741,605
Total	47,242,183	563,342	48,515,030
Systems integration:
Systems construction	7,348,767	114,075	9,824,179
Systems operation and maintenance	14,359,541	183,198	15,776,992
Total	21,708,308	297,273	25,601,171
Equipment sales	878,749	10,071	867,303
ATM operation business	922,352	19,817	1,706,586
Total revenues	70,751,592	890,503	76,690,090
COST AND EXPENSES:
Cost of network services	37,587,001	440,916	37,971,665
Cost of systems integration	17,267,064	243,772	20,993,632
Cost of equipment sales	786,589	8,702	749,397
Cost of ATM operation business	1,013,198	16,842	1,450,459
Total cost	56,653,852	710,232	61,165,153
Sales and marketing	5,940,188	70,028	6,030,817
General and administrative	3,920,530	48,156	4,147,197
Research and development	239,440	3,531	304,060
Total cost and expenses	66,754,010	831,947	71,647,227
OPERATING INCOME	3,997,582	58,556	5,042,863
OTHER INCOME (EXPENSE):
Interest income	25,047	231	19,889
Interest expense	(227,127)	(2,530)	(217,897)
Foreign exchange gains (losses)	(13,469)	(148)	(12,705)
Net gains (losses) on sales of other investments -net	(170)	158	13,565
Losses on write-down of other investments	(84,577)	(230)	(19,788)
Other -net	82,631	1,394	120,039
Other expense — net	(217,665)	(1,125)	(96,897)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	3,779,917	57,431	4,945,966
INCOME TAX EXPENSE	1,603,606	22,691	1,954,168
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	153,336	1,529	131,688
NET INCOME	2,329,647	36,269	3,123,486
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	60,000	(130)	(11,201)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,389,647	36,139	3,112,285

	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		40,536,800
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,553,800		40,569,000
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,107,600		81,138,000
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	58.95	0.89	76.78
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	58.93	0.89	76.72
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	29.48	0.45	38.39
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	29.46	0.45	38.36

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY86.12 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 28, 2012.

Quarterly Consolidated Statements of Other comprehensive income
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
NET INCOME	2,329,647	36,269	3,123,486
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(15,920)	(168)	(14,446)
Unrealized holding gain on securities	13,409	1,043	89,799
Defined benefit pension plans	(6,789)	2	178
Total comprehensive income (loss)	2,320,347	37,146	3,199,017
Less: Comprehensive income (loss) attraibutable to noncontrolling interests	60,000	(130)	(11,201)
Comprehensive income attributable to Internet Initiative Japan Inc.	2,380,347	37,016	3,187,816

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY86.12 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 28, 2012.
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For The Nine Months Ended December 31, 2011 and December 31, 2012)

	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,329,647	36,269	3,123,486
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,251,482	64,370	5,543,517
Provision for retirement and pension costs, less payments	149,105	1,919	165,262
Provision for (reversal of) allowance for doubtful accounts	45,852	(2)	(142)
Loss on disposal of property and equipment	39,616	53	4,593
Net losses (gains) on sales of other investments	170	(158)	(13,565)
Impairment of other investments	84,577	230	19,788
Foreign exchange losses (gains), net	32,088	(201)	(17,284)
Equity in net income of equity method investees	(153,336)	(1,529)	(131,688)
Deferred income tax expense	108,174	1,765	151,975
Others	34,705	153	13,153
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease in accounts receivable	928,294	5,055	435,371
Decrease in net investment in sales-type lease―noncurrent	227,371	2,785	239,867
Increase in inventories, prepaid expenses and other current and noncurrent assets	(1,047,996)	(34,282)	(2,952,371)
Increase (decrease) in accounts payable	(3,864,764)	694	59,748
Increse (decrease) in income taxes payable	832,873	(21,136)	(1,820,268)
Increase (decrease) in deferred income-noncurrent	(120,220)	9,018	776,649
Increase in accrued expenses and other current and noncurrent liabilities	1,702,329	3,271	281,706
Net cash provided by operating activities	6,579,967	68,274	5,879,797
INVESTING ACTIVITIES:
Purchase of property and equipment	(4,534,276)	(51,209)	(4,410,119)
Proceeds from sales of property and equipment	294,265	5,489	472,706
Purchase of available-for-sale securities	(118,948)	(479)	(41,250)
Purchase of other investments	(106,115)	(4,726)	(407,002)
Investment in an equity method investee	(24,647)	(1,161)	(100,000)
Proceeds from sales of available-for-sale securities	3,879	--	--
Proceeds from sales of other investments	62,205	1,076	92,634
Payments of guarantee deposits	(20,269)	(1,010)	(86,954)
Refund of guarantee deposits	21,314	178	15,363
Payments for refundable insurance policies	(6,422)	(6)	(554)
Refund from insurance policies	42,948	--	--
Acquisition of a newly controlled company, net of cash acquired	--	(2,660)	(229,058)
Other	(4,577)	(112)	(9,618)
Net cash used in investing activities	(4,390,643)	(54,620)	(4,703,852)

	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	3,370,000	824	71,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(620,000)	(12,552)	(1,081,000)
Principal payments under capital leases	(2,502,602)	(31,824)	(2,740,622)
Net incrase (decrease) in short-term borrowings with initial maturities less than three months	(4,180,000)	4,645	400,000
Proceeds from issuance of subsidiary stock to minority shareholders	--	30	2,570
Dividends paid	(608,052)	(8,237)	(709,394)
Net cash used in financing activities	(4,540,654)	(47,114)	(4,057,446)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(34,314)	(81)	(7,027)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,385,644)	(33,541)	(2,888,528)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	13,313,615	157,186	13,536,824
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,927,971	123,645	10,648,296

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	225,749	2,535	218,322
Income taxes paid	480,415	40,461	3,484,499

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,118,138	46,933	4,041,871
Facilities purchase liabilities	385,074	4,262	367,018
Asset retirement obligation	42,273	--	--
Acquisition of a company:
Assets acquired	--	4,693	404,139
Liabilities assumed	--	1,211	104,321
Noncontrolling interests	--	1	118
Cash paid	--	3,480	299,700
Cash including acquired assets	--	819	70,642
Acquisition of a newly controlled company, net of cash acquired	--	2,660	229,058

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY86.12 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 28, 2012.

Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:

Revenues:
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	70,204,107	75,399,477
Customers	69,829,240	74,983,504
Intersegment	374,867	415,973
ATM operation business	922,352	1,706,586
Customers	922,352	1,706,586
Intersegment	－	－
Elimination	374,867	415,973
Consolidated total	70,751,592	76,690,090

Segment profit or loss:
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	4,249,778	4,964,544
ATM operation business	(194,337)	163,845
Elimination	57,859	85,526
Consolidated operating income	3,997,582	5,042,863

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Subsequent Events (Unaudited)
Nothing to be reported.

3rd Quarter FY2012 Consolidated Financial Results (3 months)

The following tables are highlight data of 3rd Quarter FY2012 (3 months) consolidated financial results (unaudited, from October 1, 2012 to December 31, 2012).

Operating Results Summary
	3Q11	3Q12	YoY % Change
	JPY millions	JPY millions
Total Revenues:	23,545	25,581	8.6
Network Services	15,922	16,256	2.1
Systems Integration (SI)	6,994	8,475	21.2
Equipment Sales	268	225	(15.9)
ATM Operation Business	361	625	72.8
Cost of Revenues:	18,683	20,204	8.1
Network Services	12,541	12,589	0.4
Systems Integration (SI)	5,541	6,904	24.6
Equipment Sales	241	198	(17.6)
ATM Operation Business	360	513	42.2
SG&A Expenses and R&D	3,313	3,597	8.6
Operating Income	1,549	1,780	14.9
Income before Income Tax Expense	1,489	1,770	18.8
Net Income attributable to IIJ	1,028	1,105	7.5

Network Service Revenue Breakdown
	3Q11	3Q12	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,643	3,967	8.9
IP Service	2,277	2,500	9.8
IIJ FiberAccess/F and IIJ DSL/F	788	791	0.5
IIJ Mobile Service	517	616	19.1
Others	61	60	(1.5)
Internet Connectivity Service (Home Use)	1,398	1,343	(4.0)
Under IIJ Brand	217	348	60.1
hi-ho	1,033	837	(18.9)
OEM	148	158	6.6
WAN Services	6,476	6,302	(2.7)
Outsourcing Services	4,405	4,644	5.4
Network Services Revenues	15,922	16,256	2.1

Reconciliation of Non-GAAP Financial Measures (3rd Quarter FY2012 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q11	3Q12
	JPY millions	JPY millions
Adjusted EBITDA	3,376	3,684
Depreciation and Amortization	1,827	1,904
Operating Income	1,549	1,780
Other Income (Expense)	(60)	(10)
Income Tax Expense	548	703
Equity in Net Income of Equity Method Investees	77	49
Net income	1,018	1,115
Net Loss (Income) attributable to non-controlling interests	10	(10)
Net Income attributable to IIJ	1,028	1,105

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	3Q11	3Q12
	JPY millions	JPY millions
CAPEX, including capital leases	2,208	2,549
Acquisition of Assets by Entering into Capital Leases	1,055	924
Purchase of Property and Equipment	1,153	1,625
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended December 31, 2011 and December 31, 2012)

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,642,759	46,068	3,967,404
Internet connectivity services (home use)	1,397,782	15,589	1,342,487
WAN services	6,475,568	73,183	6,302,542
Outsourcing services	4,405,320	53,925	4,643,995
Total	15,921,429	188,765	16,256,428
Systems integration:
Systems Construction	2,154,424	36,351	3,130,593
Systems Operation and Maintenance	4,839,702	62,053	5,343,964
Total	6,994,126	98,404	8,474,557
Equipment sales	268,064	2,619	225,523
ATM operation business	361,465	7,252	624,581
Total revenues	23,545,084	297,040	25,581,089
COST AND EXPENSES:
Cost of network services	12,541,295	146,180	12,589,051
Cost of systems integration	5,540,863	80,170	6,904,274
Cost of equipment sales	240,402	2,302	198,152
Cost of ATM operation business	360,344	5,950	512,418
Total cost	18,682,904	234,602	20,203,895
Sales and marketing	2,023,213	24,374	2,099,141
General and administrative	1,212,669	16,281	1,402,120
Research and development	76,923	1,112	95,777
Total cost and expenses	21,995,709	276,369	23,800,933
OPERATING INCOME	1,549,375	20,671	1,780,156
OTHER INCOME (EXPENSE):
Interest income	9,097	59	5,066
Interest expense	(72,438)	(845)	(72,734)
Foreign exchange gains (losses)	(4,111)	433	37,292
Losses on write-down of other investments	(7,117)	－	－
Other—net	14,302	231	19,888
Other expense — net	(60,267)	(122)	(10,488)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	1,489,108	20,549	1,769,668
INCOME TAX EXPENSE	548,352	8,163	702,996
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	76,627	564	48,600
NET INCOME	1,017,383	12,950	1,115,272
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	10,814	(118)	(10,143)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,028,197	12,832	1,105,129

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		40,536,800
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,564,400		40,577,200
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,128,800		81,154,400
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	25.36	0.32	27.26
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	25.35	0.32	27.24
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	12.68	0.16	13.63
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	12.67	0.16	13.62

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY86.12 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 28, 2012.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended December 31, 2011 and December 31, 2012)

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,017,383	12,950	1,115,272
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,827,054	22,111	1,904,175
Provision for retirement and pension costs, less payments	60,234	680	58,532
Reversal of allowance for doubtful accounts	(699)	(3)	(228)
Loss on disposal of property and equipment	17,699	26	2,278
Impairment of other investments	7,117	--	--
Foreign exchange gains, net	(3,708)	(621)	(53,502)
Equity in net income of equity method investees	(76,627)	(564)	(48,600)
Deferred income tax expense (benefit)	(57,608)	321	27,645
Others	(13,981)	142	12,186
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease (Increase) in accounts receivable	(1,003,770)	2,995	257,960
Decrease in net investment in sales-type lease―noncurrent	106,180	1,145	98,612
Increase in inventories, prepaid expenses and other current and noncurrent assets	(847,734)	(14,726)	(1,268,263)
Increase (decrease) in accounts payable	31,242	(2,808)	(241,843)
Increase (decrease) in income taxes payable	367,105	(5,801)	(499,552)
Increase (decrease) in deferred income― noncurrent	(62,218)	5,812	500,559
Increase in accrued expenses, other current and noncurrent liabilities	924,045	514	44,303
Net cash provided by operating activities	2,291,714	22,173	1,909,534
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,152,846)	(18,868)	(1,624,929)
Proceeds from sales of property and equipment	75,699	1,134	97,701
Purchase of available-for-sale securities	--	(251)	(21,644)
Purchase of other investments	(50,000)	(384)	(33,093)
Proceeds from sales of other investments	--	41	3,517
Payments of guarantee deposits	(1,802)	(749)	(64,481)
Refund of guarantee deposits	741	34	2,966
Payments for refundable insurance policies	(183)	(2)	(186)
Other	(4,061)	(112)	(9,678)
Net cash used in investing activities	(1,157,099)	(19,157)	(1,649,827)

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	50,000	581	50,000
Repayments of short-term borrowings with initial maturities over three months long-term borrowings	(120,000)	(824)	(71,000)
Principal payments under capital leases	(909,092)	(10,776)	(927,968)
Net decrease in short-term borrowings with initial maturities less than three months	100,000	--	--
Proceeds from issuance of subsidiary stock to minority shareholders	--	30	2,570
Dividends paid	(304,026)	(4,119)	(354,697)
Net cash used in financing activities	(1,183,118)	(15,108)	(1,301,095)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,021	223	19,234
NET DECREASE IN CASH AND CASH EQUIVALENTS	(46,482)	(11,869)	(1,022,154)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,974,453	135,514	11,670,450
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,927,971	123,645	10,648,296

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY86.12 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of December 28, 2012.
(Note2) The above presentation for the three months ended March 31, 2011 has been changed to conform to the presentation for the three months ended March 31, 2012.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months ended December 31, 2012 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months Ended December 31, 2012
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

February 8, 2013

Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Koichi Suzuki, President, Representative Director and CEO
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Filing of quarterly report (Shihanki-houkokusho) to the regulatory organization in Japan: Scheduled on February 14, 2013
Payment of dividend: --
Supplemental material on this Quarterly Results: Yes
Presentation on this Quarterly Results: Yes (for institutional investors and analysts)
							(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Nine Months Ended December 31, 2012 (April 1, 2012 to December 31, 2012)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Nine Months Ended December 31, 2012	76,690	8.4	5,043	26.1	4,946	30.8	3,112	30.2
Nine Months Ended December 31, 2011	70,752	24.6	3,998	64.5	3,780	73.8	2,390	19.7
(Note1) Total comprehensive income attributable to IIJ
Nine Months Ended December 31, 2012: JPY3,188 million (up 33.9% YoY)
Nine Months Ended December 31, 2011: JPY2,380 million (up 22.3% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Nine Months Ended December 31, 2012	76.78	76.72
Nine Months Ended December 31, 2011	58.95	58.93
(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been calculated as if the stock split was conducted at the beginning of the previous consolidated fiscal year.

(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of December 31, 2012	75,892	35,218	35,196	46.4
As of March 31, 2012	73,493	32,696	32,688	44.5

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2012	--	1,500.00	--	1,750.00	3,250.00
Fiscal Year Ending March 31, 2013	--	1,750.00	--
Fiscal Year Ending March 31, 2013 (Forecast)				10.00	1,760.00
(Note1) Changes in the latest forecasts released: Yes
(Note2) The year-end dividend forecast for fiscal year ending March 31, 2013 reflects the stock split effective on October 1, 2012. For details, please refer to the "4. Others (4) Others" of this document.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 through March 31, 2013)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2013	107,000	10.0	7,500	18.0	6,900	15.5	4,000	9.9	98.68
(Note1) Changes in the latest target released: None
(Note2) Basic net income attributable to IIJ per share for the fiscal year ending March 31, 2013 reflects the stock split effective on October 1, 2012.

4. Others

(1) Changes in Significant Subsidiaries for the Nine Months Ended December 31, 2012

(Changes in significant subsidiaries for the Nine Months Ended December 31, 2012 which resulted in changes in scope of consolidation): None

(2) Changes in Significant Accounting and Reporting Policies for the Quarterly Consolidated Financial Statements

1) Changes due to the revision of accounting standards: Yes

2) Others: No

(3) Number of Shares Outstanding (Shares of Common Stock)

1) The number of shares outstanding (inclusive of treasury stock):
As of December 31, 2012:	41,295,600 shares
As of March 31, 2012:	41,295,600 shares

2) The number of treasury stock:
As of December 31, 2012:	758,800 shares
As of March 31, 2012:	758,800 shares

3) The weighted average number of shares outstanding:
For the Nine Months Ended December 31, 2012:	40,536,800 shares
For the Nine Months Ended December 31, 2011:	40,536,800 shares

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Number of shares outstanding (shares of common stock) in the above have been calculated as if the stock split was conducted at the beginning of the previous fiscal year (fiscal year ended on April 1, 2011).

(4) Others

The below table provides the dividends retroactively adjusted to reflect the stock split.

Dividend per Shares
	2Q-end	Year-end	Total
	JPY	JPY	JPY
Fiscal Year Ended March 31, 2012	7.50	8.75	16.25
Fiscal Year Ending March 31, 2013	8.75 (Paid)	10.00 (Forecast)	18.75 (Forecast)
CONTACT: Internet Initiative Japan Inc.
         E-mail: ir@iij.ad.jp
         Tel: +81-3-5259-6500
         URL: http://www.iij.ad.jp/en/ir